June 17, 2024

BY EDGAR AND OVERNIGHT MAIL

Mr. William Demarest

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RLJ Lodging Trust

Form 10-K for the Year Ended December 31, 2023

Filed February 27, 2024

Form 8-K filed February 26, 2024

File No. 001-35169

Dear Mr. Demarest:

This letter is submitted by RLJ Lodging Trust (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 3, 2024 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Commission on February 27, 2024 (the “Form 10-K”) and the Company’s Current Report on Form 8-K filed with the Commission on February 26, 2024 (the “Form 8-K”).

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in italics herein with the response immediately following.

Form 8-K filed February 26, 2024

Exhibit 99.1 Press Release

2024 Outlook, page 3

1. We note that you disclose Full Year 2024 Guidance for Non-GAAP measures, including Adjusted EBITDA and Adjusted FFO per diluted share, without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a) and 102.10(b) of the C&DIs for Non-GAAP Financial Measures.

Response to Comment No. 1

In future filings, we will include a reconciliation of Non-GAAP measures to the most directly related GAAP measure or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K.

Mr. William Demarest

Division of Corporation Finance

June 17, 2024

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (301) 280-7749.

Sincerely,

RLJ Lodging Trust

/s/ Sean M. Mahoney
Sean M. Mahoney
Chief Financial Officer

cc:	Leslie D. Hale Chad D. Perry RLJ Lodging Trust David W. Bonser Hogan Lovells US LLP Nicole Stroud PricewaterhouseCoopers LLP